SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(A) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

NAME: Mammoth Institutional Credit Access Fund

ADDRESS OF PRINCIPAL BUSINESS OFFICE:	3201 Stellhorn Road, Suite A-124 Fort Wayne, IN 46815

TELEPHONE NUMBER:	1-800-618-2299

NAME AND ADDRESS OF AGENT FOR SERVICE OF PROCESS:	THE CORPORATION TRUST COMPANY Corporation Trust Center, 1209 Orange St. Wilmington, DE 19801

CHECK APPROPRIATE BOX:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

/ x /        Yes                                 /   /        No

[Remainder of Page Intentionally Left Blank]

SIGNATURES

Pursuant to the requirements of Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on behalf of the Registrant in the City of Cincinnati and State of Ohio on this 19th day of December 2022.

MAMMOTH INSTITUTIONAL CREDIT ACCESS FUND

By:	/s/David R. Carson
David R. Carson
Sole Initial Trustee

This notice of registration has been signed below by the following persons in their respective capacities and on the date noted.

/s/ David R. Carson	December 19, 2022
David R. Carson	Date
Sole Initial Trustee

/s/ Zachary P. Richmond	December 19, 2022
Zachary P. Richmond	Date
Treasurer and Principal Financial Officer

/s/ Martin R. Dean	December 19, 2022
Martin R. Dean	Date
President and Principal Executive Officer

Attest:

/s/ Karen Jacoppo-Wood
Karen Jacoppo-Wood
Secretary